[Jones Soda Co. Letterhead]

January 29, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Dana Brown, Attorney

RE:	Jones Soda Co.

Form 10-K for fiscal year ended December 31, 2006

Filed March 14, 2007

File No. 000-28820

Dear Mr. Brown:

The following is our response to the Staff’s comments on our Form 10-K for the fiscal year ended December 31, 2006 included in your letter which we received via facsimile on December 28, 2007. We have reproduced the Staff’s comments in italicized type for your convenience and have followed the comments with our response. Concurrently with this letter, we are filing Amendment No. 2 to Form 10-K/A in response to the comments.

Executive Compensation

1.	You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their cash incentive bonuses. For example, we note that pursuant to Mr. van Stolk’s employment agreement, the Compensation Committee established targets, including an operating income target. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction A to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

We have provided the revised disclosure in Item 11 – Executive Compensation, in our Compensation Discussion and Analysis under the section entitled “Compensation for our Named Executive Officers.”

Further, as requested in your letter, we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If contact me at (206) 624-3357 if you have any further questions or comments.

Very truly yours,

/s/ Hassan N. Natha
Chief Financial Officer
Jones Soda Co.